TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

August 5, 2025

Dear Sir/ Madam,

Sub: Update on McCamish Cyber Incident

In continuation to our **statement** dated March 14, 2025, we would like to update that on August 5, 2025 , Infosys McCamish Systems ("**IMS**"), a subsidiary of Infosys BPM limited (a wholly owned subsidiary of Infosys limited) and the State of Oregon (United States of America) Attorney's General Office entered into an Assurance of Voluntary Compliance ("**AVC**").

The Oregon Attorney's General Office expressed concerns that IMS may have violated the Oregon Consumer Information Protection Act, and the Oregon Unlawful Trade Practices Act with respect to a 2023 data breach.

IMS has entered into an Assurance of Voluntary Compliance to resolve this matter without any further action. The AVC specifically acknowledges that this is not an admission or finding that IMS violated the Acts as listed above, and that IMS does not admit any of the factual assertions contained in the AVC.

The details as required under Regulation 30 of SEBI (Listing obligations and Disclosure requirements) Regulations, 2015 (as amended) are as below:

Name of the authority(s);	**Nature and details of the action(s) taken, initiated or order(s) passed**	**Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority**	**Details of the violation(s)/contravention(s) committed or alleged to be committed;**
State of Oregon (United States of America) Attorney General's Office	Assurance of Voluntary Compliance – resolving the matter with no admission or finding that IMS violated the Oregon Consumer Information Protection Act or the Oregon Unlawful Trade Practices Act.	August 5, 2025	Oregon Attorney's General office expressed concerns regarding potential violations of the Oregon Consumer Information Protection Act and Oregon Unlawful Trade Practices Act, on the grounds that IMS failed to provide sufficient notice as required by the Oregon Consumer Information Protection Act.

Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	As part of the Assurance of Voluntary Compliance, IMS will pay a sum of $225,000 dollars to the Oregon Attorney General's Office, with the full amount due within thirty business days of IMS' execution of the Assurance of Voluntary Compliance and its receipt of payment instructions from the Oregon Attorney General's Office.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.08.05 21:34:22 +05'30'

A.G.S. Manikantha
Company Secretary
Membership No. A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com